January 5, 2005

By Facsimile and U.S. Mail

Jeffrey C. Wolfstone, Esq.
Gregory L. Anderson, Esq.
Lane Powell Spears Lubersky LLP
601 SW Second Avenue, Suite 2100
Portland, Oregon 97204

	Re:	Elmer`s Restaurants, Inc.
		Schedule TO-T/13E-3 filed December 20, 2004
	      Filed by Bruce N. Davis, Linda Ellis-Bolton, Karen K.
		Brooks, Richard P. Buckley, David D. Connor,
		Stephanie M. Connor, Thomas C. Connor,Corydon H. Jensen, Jr., Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann,
		Sheila J. Schwartz, Gerald A. Scott, William W. Service, Dennis M. Waldron, Gary N. Weeks, Greg W. Wendt,
		Richard C. Williams, Dolly W. Woolley, Donald W. Woolley and Donna P. Woolley, ERI Acquisition Corp

Dear Messrs. Wolfstone and Anderson:

	We have the following comments on the above-referenced filing:

Schedule TO/13E-3

1. File this document in EDGAR with the appropriate header tag to indicate that this filing is a Schedule 13E-3. Please be certain that all future amendments are filed as amendments to Schedule 13E-3 as well as to Schedule TO-T. Merely checking the box on the cover page is not sufficient.

2. We note that all of the members of Elmer`s board of directors are filing persons on this Schedule 13E-3. From the Schedule 14D-9 filed by Elmer`s, we note that the company was not able to take a position on the tender offer for this reason. We also note from page
6 that the filing persons on the Schedule TO/13E-3 have not secured financing for approximately $500,000 that will be necessary to consummate the tender offer and merger and that the financing in place has been obtained from the company`s "primary lender" (page
26). In addition, we note from the Schedule 14D-9 and page 26 of this document that the board "adopted resolutions authorizing the formation of Purchaser by the Continuing Shareholders," thus "eliminat[ing] application of the Business Combination Act provision which would permit the Purchaser and Continuing Shareholders to go forward with the Merger and complete the going private transaction." Furthermore, we note the collateral for the loan used to finance this transaction and we note that Mr. Chamberlain reached an agreement with the bank that holds three of Elmer`s four pieces of real estate that, "upon completion of the proposed Merger, Wells Fargo would relax the existing debt covenants to conform to the GE Capital agreement," etc (page 26). Finally, we note the use of Elmer`s employees in assisting the filing persons in the preparation of the offer and merger and the procurement of financing (page 45).
In light of these and other facts discussed in the background section, including the significant percentage of beneficial ownership in Elmer`s held by the filing persons, please provide us your detailed analysis regarding why you believe that Elmer`s Restaurants is not engaged, directly or indirectly, in this going-private transaction and why the company is not a bidder in the tender offer. See Rule 13e-3(b)(1), Rule 14d-1(g)(2) and Items II.D.2 & 3 in the Division of Corporation Finance`s outline entitled Current Issues and Rulemaking Projects, which is available on our website at www.sec.gov/corpfin.

3. Advise us how you intend to disseminate changes to this offer document in light of our comments.

Item 10.  Source and Amount of Funds or Other Consideration

4. We note that the financing agreements for the funds necessary to complete the transaction have not been finalized. Tell us when you expect to complete the financing agreements. Confirm to us that when the financing is complete, you will file the relevant agreements as exhibits to your document.

Offer to Purchase

Summary Term Sheet

5. We note the two minimum tender conditions.  Note that if you
Waive a material condition to the offer, such as the Minimum Tender condition, you must extend the offer so that there are at least five business days remaining in the offer from the time you disseminate notice of the waived condition.

6. We note on page 2 your plans to carry out a second-step merger if your offer is successful. Note that any such transaction is another step in a Rule 13e-3 transaction. Revise to clarify that you will comply with the filing, disclosure and dissemination requirements of Rule 13e-3 if you effect the merger.

7. This document has been filed by ERI Acquisition Corp. and the named filing persons, who are all board members of Elmer`s
Restaurants. Revise the reference to "our board of directors" on page 2 to clarify who has adopted the merger agreement.

8. Revise page 5 to state when ERI was formed.

Until when can I withdraw previously tendered shares?, page 8

9. Because you must comply with the prompt payment requirement of Rule 14e-1(c), it is unclear why you refer to the possibility that you may not have accepted tendered shares after midnight on the expiration date. Revise the offer to clarify that you will promptly pay for or return tendered shares upon termination or expiration of the offer in compliance with Rule 14e-1(c).

Has the Company`s board of directors formed a special committee of independent directors to evaluate the Offer?

10. Revise to clarify that neither you nor the company`s board has engaged an unaffiliated representative to act solely on behalf of the unaffiliated security holders. See Item 1014(d) of Regulation M-A.

Have you received a financial analysis regarding the fairness of the Offer and Merger?, page 9

11. You state that you have not received a fairness opinion, but that your financial advisor has provided an analysis which states that the "as of August 5, 2004, $6.57 per share constitutes fair value for such Shares from a financial point of view." Revise to clarify the difference between this analysis and a fairness opinion. Also revise to clarify what consideration you gave to obtaining an opinion as of a more recent date.

How will U.S. taxpayers be taxed for U.S. federal income tax purposes?, page 10

12. Although you may recommend that security holders consult a tax advisor regarding the tax consequences of the proposed transaction to them based on their particular situation, you may not "urge" them to do so or state that they "should" do so. Revise to disclose the material federal tax consequences of the transaction and eliminate this language from pages 10, 54 and 55 and elsewhere, as applicable.

If my tendered Shares are accepted in the Offer, when will I get paid?, page 10

13. Revise this section to clarify that all conditions of the offer must be satisfied or waived prior to expiration of the offer, and that you may not accept any shares until the offer has expired. Finally, revise to clarify that you will pay for or return tendered shares promptly after the expiration of the offer, in compliance with Rule 14e-1(c).

14. You state, "If the conditions of the offer are satisfied and we consummate the offer . . . ."  Revise to clarify that you will not terminate the offer for any reason other than what has been expressed in the conditions section. The staff believes that if a bidder can terminate an offer for any reason, the offer is illusory.
Once the offer conditions are satisfied, you may not determine to abandon the offer.

If you consummate the Offer, what are your plans with respect to Shares that are tendered in the Offer?, page 12

15. You state that if, upon consummation of the offer, you do not own 90% of the outstanding shares of the company, you "may, among other things, (a) engage in open market or privately negotiated purchases of Shares to increase [y]our aggregate ownership of the Shares to at least 90% of the then outstanding Shares and then effect a short-form merger;" cause continuing shareholders to exercise options or enter into a merger agreement with Elmer`s. Note that purchasing additional shares or entering into a merger agreement would be additional steps in a Schedule 13e-3 transaction. As noted above, you would be required to comply with Rule 13e-3 prior to completing any such transactions. Note that the filing of a Form 15 to terminate your registration does not cease your obligation to comply with Rule 13e-3 or other Williams` Act requirements until 90 days after you have filed the Form.

Introduction, page 15

16. On page 18 you state that "Purchaser is not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future results or any other reason, except as may be required by federal securities laws." Revise to clarify your duty to amend the Schedule to reflect a material change in the information previously disclosed as set forth in Rules 13e-3(d)(2) and
(f)(1)(iii) and Rule 14d-3(b).

Special Factors, page 18

17. Revise the document so that the Special Factors section appears on the first page following your abbreviated summary term sheet. See Rule 13e-3(e)(1)(ii).

18. Revise the special factors section to provide the information required by Instruction 3 to Item 1013 of Regulation M-A.

Background of the Offer, page 18

19. Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc. among the filing persons and with members of management. Identify the participants in and initiator of each meeting or contact. Disclose the date of each meeting or contact and revise your discussion of meetings to describe the content of those discussions to give readers a better sense of the background. Please note that while the following list is not intended to be exhaustive, the points noted below provide examples of disclosure that should be revised to disclose the following:

- Who first proposed the possibility of going private and the date when.
- The date when the filing persons first contacted Veber for advice concerning the financial terms of the transaction. We note the date Veber was engaged on page 24.
- Identify all persons present at each meeting.
- Where you describe beliefs of and actions by "certain of the continuing shareholders" (page 19), "the company`s management and board of directors" (page 20) and similar generalizations, revise to identify each person who engaged in the various actions or held the particular belief.
- Each time you address the "continuing shareholders," (for example, see page 19) clarify whether it was a unanimous action involving each of the numerous continuing shareholders. If not, clarify who participated in each decision.
- Disclose the substance of the discussions between board members on whether outside financing would be required to fund the repurchase of the securities in a going private transaction.
- Include a discussion of the questions posed by the filing persons when Veber presented its valuation report.
- Disclose when and who participated in the discussions regarding the terms of the proposed tender offer and the Agreement and Plan of Merger.
- Explain the number of factors considered by the board in unanimously approving the merger agreement and merger.

20. Refer to pages 21-22. Revise to clarify why each of the companies contacted for a possible strategic acquisition did not pursue a transaction. Clarify which party ended each discussion and when.

21. We note that in June 2003, the company determined that it would seek a strategic transaction and, alternatively, a going-private transaction. We also note from page 22 that in October 2003 the company realized that a third-party transaction was unlikely, and in January 2004, the company engaged in an issuer tender offer.
Revise to disclose the price paid in that transaction. Provide us your analysis regarding why this tender offer was not the first step in a going-private transaction. See Q&A No. 4 of Exchange Act Release
No. 17719 (April 13, 1981).

22. Revise page 23 to provide an itemization of the expected cost increases and to clarify the basis for the cost increases.
Clarify which costs are "external" and "internal."

Reasons for the Offer and the Merger, page 27

23. Revise to clarify the reasons for engaging in this form of transaction at this time. See Item 1013(c) of Regulation M-A.
For example, it appears that this offer structure enables the filing persons to engage in the tender offer and merger without recognizing any possible gain for federal income tax purposes, while potentially requiring unaffiliated security holders to incur a gain or loss for tax purposes. Also, revise the income tax section to describe the tax effects of the transaction on the company as well as all unaffiliated and affiliated security holders (including each filing person). Clarify whether the affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this form. See Item 1013(d) of Regulation M-A. Finally, clarify the significance of the fact that the continuing shareholders may be able to make an election to be treated as a small business corporation within the meaning of Section 1361 of the Internal Revenue Code
(page 42) and the relationship, if any, between the ability to make this election and the form and timing of the transaction.

Analysis of Veber Partners, LLC, page 30

24. Revise page 31 to explain the reason for the "recast" of Elmer`s 2004 financial results, to explain how the results were recast, the basis for the recast and the effect of the recast. Disclose the recasted results in the document.

25. Disclose the comparable companies and comparable transactions
Veber identified, and the criteria used to select them. Clarify whether any companies or transaction selected using these criteria were eliminated from consideration and why.

26. Revise to disclose all information required by Item 1015(b)(4) with respect to Veber. We are unable to locate a discussion of compensation within the past two years.

Position of the Purchaser and the Continuing Shareholders
Regarding the Fairness of the Offer and Merger, page 37

27. Item 1014(a) of Regulation M-A requires that each filing person make a fairness determination with respect to the unaffiliated security holders, as defined in Rule 13e-3(a)(4). Clarify that you have done so. It is unclear whether there are any affiliates of the company that are not continuing shareholders, although the disclosure on page 26 regarding Mr. Daniel A. Woolley appears to indicate that there is at least one affiliate who is not a continuing shareholder.

28. We note that if the minimum tender offer condition is waived, unaffiliated security holders may continue to be shareholders of Elmer`s. Because the transaction will have different effects on different groups of unaffiliated security holders, you must revise the document to provide the filing person`s fairness determination with respect to each group of security holders. See Q&A No. 19 of Exchange Act Release No. 17719 (April 13, 1981).

29. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. In this regard, it does not appear that you have addressed liquidation value or prior stock transactions. Revise the disclosure to address prior stock transactions (such as the issuer tender offer) and to further clarify and provide a basis for why liquidation value was not considered. Note that a lack of intent to liquidate is not sufficient. See Q&A No. 20 in Exchange
Act Release No. 17719 (April 13, 1981).

30. Revise to disclose the company`s net book value on a per share basis.

31. Given the limited trading market of Elmer`s common stock and the many years over which the filing persons have considered a going private transaction, revise to clarify what consideration the board gave to market prices more than one year prior to the announcement of this transaction. Also tell us what consideration the filing persons gave to providing more detailed disclosure of the historical trading prices of the common stock.

32. Revise to clarify how the filing persons found the transaction to be procedurally fair to each group of unaffiliated security holders despite the absence of the factors in Item 1014(c)-(e) of Regulation M-A.

Purchaser`s Plans for the Company, page 42

33. Revise page 43 to provide the data on a per share basis.
Quantify the effect of the debt incurred to consummate the transaction.

Acceptance for Payment and Payment for Shares, page 49

34. We note that you "reserve[] the right to delay acceptance for payment of or payment for shares in order to comply, in whole or in part, with any applicable law." All conditions of the offer, other than required governmental approvals, must be satisfied or waived prior to the expiration of the offer. As we are unable to locate any disclosure regarding required governmental approvals, the purpose of this language is unclear. Please revise.

35. We note that the purchaser has reserved the right to transfer or assign the right to purchase tendered Units. Please be aware that any persons or entities to whom you transfer or assign such right must be included as a bidder in the Offer. Each such person or entity added as a bidder (and possibly as a Schedule 13E-3 filing person) must independently satisfy the disclosure, dissemination and timing requirements of the tender offer and going private rules.

Transactions in Shares, page 56

36. Revise to provide the specific information required by Item
1008(b) of Regulation M-A for each person identified in the Instruction to Item 1008(b).

Intent to Tender, page 57

37. Identify by name and position the executive officers of the company who are not filing persons on the Schedule 13e-3.

Company Pro Formas; Purchaser`s Financial Projections, page 59

38. Revise the background section to clarify when the filing persons provided "informal analysis" to GE Capital and Verber and to disclose the information provided in the forepart of the document. Clarify for us whether any of the expected changes disclosed in this section were reasons for undertaking this transaction at this time.

Certain Information Concerning Purchaser and the Continuing
Shareholders, page 62

39. We note that many of the filing persons are described as "independent investors" with no obvious relationship to Elmer`s. Revise to clarify the relationship between each of the continuing shareholders and the purchaser and Elmer`s. Revise the background section to clarify how and when each of the continuing shareholders became involved in the transaction.

40. In light of the definition of beneficial ownership cited in note(1) to the table on page 66, it is unclear why the beneficial ownership of each group member does not include all shares held by the group. Please advise. It appears that the Schedule 13D should be revised in accord with this comment as well.

Past Transactions, page 67

41. Revise the document to reflect all information required by
Item 1005(d), such as compensation agreements, etc., or provide a cross-reference to this information as permitted by the Instruction to that Item.

Certain Conditions of the Offer, page 77

42. All conditions to the offer, other than the receipt of regulatory approval, must be satisfied or waived prior to the expiration of the offer. The bidders cannot terminate the offer, eliminate withdrawal rights and accept shares or retain the right to accept shares for payment until all conditions are satisfied or waived. Please revise the introduction and conclusion to this section accordingly.

43. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidders, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the third bullet point to clarify the language "any change."

44. Refer to the disclosure in the last bullet point, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Letter of Transmittal

45. Revise paragraph 10 of the instructions to the letter of transmittal to clarify that if you waive a condition of the offer with respect to certain security holders, you will waive that offer condition for all security holders.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at
(202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions